Exhibit 17.1

RESIGNATION

I, Sara Preston, the President, Secretary, Treasurer and a director of Bella Trading Company, Inc., a Colorado corporation, (“Company”) hereby tender and submit my resignation as the President and Chief Executive Officer of the Company only, and retain all the other offices held, including my position as a director of the Company, such resignation to be effective upon this 30th day of April 2007.

/s/ Sara Preston
Sara Preston